UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-38752

360 DigiTech, Inc.

(Translation of registrant’s name into English)

7/F Lujiazui Finance Plaza

No. 1217 Dongfang Road

Pudong New Area, Shanghai 200122

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

360 DigiTech Announces Follow-on Investments in the Previously Established Joint Venture to Develop Its New Headquarters in Shanghai

360 DigiTech, Inc. (the “Company”), through its variable interest entity in China, Shanghai Qiyu Information Technology Co., Ltd. (“Shanghai Qiyu”), has entered into an equity transfer agreement with Shanghai Jiehu Internet Technology Co., Ltd., an entity controlled by 360 Group (the “Shanghai Jiehu”), pursuant to which Shanghai Qiyu will acquire all the 30% equity interests owned by Shanghai Jiehu in the joint venture company established in Shanghai in October 2020 jointly by Shanghai Qiyu, Shanghai Jiehu and Shanghai Changfeng Investment (Group) Co., Ltd., an independent third party (“Changfeng”), for the purpose of developing the Company’s new headquarters in Shanghai. Concurrent with the execution of the equity transfer agreement, the Company, through Shanghai Qiyu, has made investments into the joint venture in an amount of approximately RMB315 million (equivalent to approximately US$49 million). The transactions have been reviewed and approved by the board of directors and the audit committee of the Company. Upon the completion of the transactions, the Company and Changfeng will hold 70% and 30%, respectively, of the equity interests in the joint venture. Upon the completion of development of the project, the Company would be able to further consolidate a majority of its office spaces into a centralized headquarters, which is expected to improve management efficiency and lower operational expenses in the long term.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 DigiTech may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws and regulations governing the online consumer finance industry and online microcredit companies, the recognition of the Company’s brand, market acceptance of the Company’s products, trends and developments in the consumer finance industry, governmental policies relating to the consumer finance industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in 360 DigiTech’s filings with the SEC. All information provided in this Form 6-K is as of the date of this Form 6-K, and 360 DigiTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

360 DigiTech, Inc.

	By:	/s/ Alex Xu
	Name:	Alex Xu
	Title:	Director and Chief Financial Officer

Date: December 20, 2021